

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via Facsimile</u>
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

   Re: **Wal-Mart Stores, Inc.**
      Form 10-K for the Fiscal Year Ended January 31, 2011
      Filed March 30, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed April 18, 2011
      File No. 001-06991

Dear Mr. Holley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Andrew D. Mew

            Andrew D. Mew
            Accounting Branch Chief